UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated October 3rd, 2017

Buenos Aires, October 3, 2017

Messrs.

Comisión Nacional de Valores

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

Ref.: RELEVANT FACT - Changes in the Organizational Structure

Of our consideration:

It is hereby informed that on the date hereof the Board of Directors of Grupo Supervielle S.A. approved an update of the Company’s Functional Organization Chart and of the Manual of Functions, with the following organizational changes:

• Mr. Pablo Di Salvo has been appointed Chief Credit Officer in replacement of Mr. Javier Martínez Huerga, who resigned from office due to personal reasons. Mr. Di Salvo has an extensive career of some 30 years within the industry, having held senior management positions in the Credit and Risks areas with BankBoston, Banco Itaú, Banco Supervielle and American Express. The Chief Credit Officer’s mission is: (i) to direct and control global credit risk policies across all business units, utilizing common risk assessments and information collection platforms; (ii) to maximize the value offered by Grupo Supervielle to its clients by increasing penetration into different socio-economic segments through inclusive credit policies, while ensuring that pricing is consistent with risk levels; and (iii) to manage and control procedures related to credit risk and collection and recoveries for the purpose of safeguarding the assets, minimizing losses related to defaults and maximizing the protection of the businesses’ rights and interests.

• Mr. Marcelo Vivanco continues in charge of the IT Department and adds to its responsibilities the Operations area. The Chief of IT and Operations has the mission of providing the technological vision for the implementation of the Information Technology and Operations initiatives necessary to keep Grupo Supervielle’s companies in operational conditions, in a leading position in the markets in which it operates, by achieving clients’ satisfaction and customer service quality.

• Ms. Claudia Andretto is now in charge of the Central Services and Supply Management area, whose purpose is to coordinate and control the management of procurement and contracting, general services, construction, maintenance, building planning, general treasury and physical security for all Grupo Supervielle’s companies, with the aim of ensuring internal and external customer service quality and the physical protection of employees, clients and assets within the companies’ premises.

Without further ado, I greet you attentively.

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Markets Relations

Grupo Supervielle S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: October 3, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer